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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             MERCATOR SOFTWARE, INC.
                            (Name of Subject Company)

                             MERCATOR SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    587587106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                   ROY C. KING
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             MERCATOR SOFTWARE, INC.
                                 45 DANBURY ROAD
                                WILTON, CT 06897
                            TELEPHONE: (203) 761-8600
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                    Copy to:

                             MICHAEL WEINSIER, ESQ.
                           CHARLES A. SAMUELSON, ESQ.
                      JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174
                            TELEPHONE: (212) 704-6000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

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                              ASCENTIAL - MERCATOR

                           Frequently Asked Questions


                                   August 2003





                    "The Enterprise Data Integration Leader"




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FREQUENTLY ASKED QUESTIONS.....................................................4

         ANNOUNCEMENT & POSITIONING                                            4

         MERCATOR INFORMATION                                                  7

         PRODUCT PLANS AND STRATEGY                                           10

         CUSTOMERS AND PARTNERS                                               11

         EMPLOYEES                                                            14

         SALES MODEL                                                          15

         MERCATOR EMPLOYEES                                                   17







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FREQUENTLY ASKED QUESTIONS

ANNOUNCEMENT & POSITIONING

1.   WHAT ARE YOU ANNOUNCING TODAY?

     Ascential and Mercator have executed a definitive agreement for Ascential to acquire publicly-traded Mercator Software for $3.00 a share in a cash transaction valued at approximately $106 million. Mercator is a leading provider of data transformation and routing solutions designed for complex, high volume transaction processing environments with over 1,100 customers worldwide.

     This is a strategic, growth-oriented acquisition, which combines critical integration technology, resources, and skill sets to enhance customer value through more innovation, broader solutions and strengthened global capacity to execute. The acquisition creates the largest independent data integration software company with current annualized revenues of approximately $250 million and over 3,000 customers.

     Mercator's offerings are widely recognized for their ability to address high-performance, transaction-oriented data integration requirements and are a natural complement to Ascential's offerings which address the data integration requirements of analytical, data warehouse and business intelligence environments. The combined technologies, distribution channels, partnerships, geographic coverage, and skill sets expand the size and scale of Ascential and allow customers to apply the comprehensive data integration platform pervasively, throughout their enterprise, to support transactional, operational, and analytical environments, regardless of data sources, targets, volumes or latency.

2.   WHAT ARE THE TERMS OF THE ACQUISITION?

     The acquisition is structured as a cash tender offer for the outstanding shares of Mercator stock for $3.00 per share, which will be subject to certain conditions, as will be described in the offer to purchase, letter of transmittal and related documents. We expect to start the tender offer promptly after this announcement and we expect to conclude the tender offer by the end of Q3 2003, barring unforeseen circumstances. The transaction is subject to regulatory and other customary closing conditions.

3.   WHAT IS THE NAME OF THE COMBINED COMPANY? WHO WILL BE ON THE MANAGEMENT
     TEAM?

     The name of the combined company will be Ascential Software Corporation. Several management members of Mercator's engineering, sales, marketing, professional services, and support operations will be joining Ascential's team.


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     Ascential's executive management team remains in place.

4.   HOW IS THIS EXPECTED TO IMPROVE ASCENTIAL'S MARKET POSITION?


     With this acquisition, Ascential becomes the largest independent enterprise data integration software company with current annualized revenues of approximately $250 million and more than 3,000 clients. Mercator provides Ascential with proven data transformation and routing solutions designed for complex, high-volume transaction processing environments. The combination will leverage the best of both companies technologies, to create the industry's broadest product suite to support the full spectrum of transactional, operational, and analytical data integration requirements.

5.   WHAT ARE THE BENEFITS TO EMPLOYEES?

     By being part of a larger, growth-oriented category leader, employees should benefit from enhanced opportunities for career development, personal growth and advancement. In addition, the specific job experience of many employees should be enhanced by the challenges, gratification and opportunities provided by a company in a large and growing market.

6.   WHAT ARE THE BENEFITS TO ASCENTIAL SHAREHOLDERS?

     As a consequence of this transaction, we believe that the company is better positioned for revenue and profit growth and therefore for improved shareholder value. This transaction is expected to be accretive to earnings within its first year of combined operations.

7. FROM A FINANCIAL STANDPOINT, WHAT DOES THIS ACQUISITION DO FOR THE BUSINESS OF THE COMBINED COMPANY? DOES IT EXPAND ITS AVAILABLE MARKET?

     The combined company will now be the largest independent enterprise data integration software with current annualized revenues of approximately $250 million and more than 3,000 customers. The additional size and scale will provide us with additional skill sets and the resources which we expect to help accelerate our growth and drive improved profitability.

     We expect this transaction to be accretive within 12 months of combined operations. By acquiring Mercator, Ascential is gaining skilled professionals in transaction-oriented data integration, complementary and proven technology, additional sales, service and support staff, and an expanded product development operation. The company's combined 3,000+ customers will provide the potential for significant cross-selling opportunities as well as new revenue streams generated from the companies' complementary products, channels, and geographic presence.


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     The combined company offers customers a broader solution for data integration that covers more of an enterprises environment, encompassing transactional, operational and analytical environments, regardless of data sources, targets, volumes or latency. This expanded capability opens up new opportunities for customer value and therefore expands the available market for our offerings.

8.   WHAT IS THE ADVANTAGE OF BUYING MERCATOR, RATHER THAN PARTNERING WITH THEM?

     Ascential's acquisition of Mercator is a growth-oriented transaction with four key strategic benefits not realistically achievable as separate companies:

          o First, the cost and complexity of integrating technologies from multiple vendors is causing customers to seek broad, pre-integrated platform offerings from larger, more stable solution providers. Ascential's acquisition of Mercator brings critical new data integration technology to Ascential's product set, enabling Ascential to deliver a single-vendor, single solution, which addresses the full spectrum of transactional, operational, and analytical data requirements.

          o Second, Mercator brings additional resources and domain expertise in product development, marketing, sales, support and services which are expected to accelerate Ascential's revenue growth and ability to execute on Ascential's expanded vision of enterprise data integration.

          o Third, the combination significantly expands Ascential's customer and partner base providing the potential for significant cross-selling opportunities resulting in new revenue streams generated from the companies' complementary products, channels and geographic presence

          o Fourth, the transaction will enhance Ascential's visibility and elevate Ascential's strategic importance to enterprise-scale IT organizations looking for a comprehensive, single-vendor solution to their data integration requirements.

9. WHAT NEW PRODUCT CAPABILITIES DOES THIS GIVE ASCENTIAL THAT IT DOESN'T HAVE ALREADY?

     With the addition of Mercator's product set, Ascential can now bring transaction-oriented transformation and routing to any business process and expand our product set to address the full spectrum transactional, operational, and analytical data integration requirements regardless of data volumes or latency.

     Mercator brings the following additional capabilities to the combined company:

          o    Event capture to trigger data transformation and routing

          o High performance, and transaction-oriented transformation and routing


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          o    Broadest complementary enterprise connectivity

          o Vertical Industry-ready and standards-based (EDI, SWIFT, HIPAA) data integration offerings for financial services, healthcare, retail, distribution and manufacturing

          o    Complementary value-add to an expanded global partner ecosystem

          o Substantial talent as well as domain expertise for enhanced innovation, broader customer solutions, and strengthened global capacity


MERCATOR INFORMATION

10.  WHO IS MERCATOR?

     Mercator is a publicly traded company with headquarters in Wilton, Connecticut. Mercator delivers its customers and partners the Mercator Inside Integration(TM) platform and industry-ready integration solutions that solve critical real-time data integration problems, while leveraging customers' current technology investments and maximizing ROI. Mercator's core integration technology, Mercator Inside Integrator(TM) 6.7, features a Solutions-oriented Architecture(TM), which easily and seamlessly automates high-volume, complex transactions. Over 1,100 enterprise customers leverage the power, speed and flexibility of Mercator's proven integration technology and industry expertise to build better business value and faster ROI.

11.  ISN'T EAI A STRUGGLING SECTOR AND ISN'T MERCATOR AN EAI VENDOR?

     Unlike EAI vendors, MERCATOR has always taken a "data-centric" approach to integration that is consistent with Ascential's focus on enterprise data integration. Mercator is widely recognized for its product offerings, which are proven in mission critical environments supporting high performance, complex transformations and routing. Mercator's 1100 customers use its solutions to automate, transform, and route transactions across a broad array of heterogeneous applications, data sources, and systems. The combination will leverage the best of both companies technologies to create the industry's first, and most comprehensive, enterprise data integration product set to address the full spectrum of transactional, operational, and analytical data requirements.

     Customers' perceptions and requirements for integration infrastructure solutions have been changing and continue to do so in the direction of data-centric focus. At the same time, customers are preferring fewer, more substantial and more strategic vendors for their IT needs. These trends are affecting traditional EAI vendors whose focus has been less on data issues and are also affecting smaller vendors who have been impacted more by the economic downturn and reduced IT spending environment of the past 3 years. The combination of Mercator and Ascential


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     overshadows these issues, as we are each well-known and regarded for data integration benefits and together we are substantial in size, scope, resources, financial capacity, as well as strategic in the customer value we provide. Accordingly, we believe we are well-aligned with customer trends and well-differentiated from the EAI vendor challenges.

12. DOES THE ACQUISITION OF MERCATOR MEAN THAT ASCENTIAL IS LOOKING TO ENTER THE ENTERPRISE APPLICATION INTEGRATION (EAI) MARKET?

     Our experience has been that the most pervasive challenge in business integration is solving the "data" problem and that addressing data integration issues is the foundation for any successful integration initiative.

13. MERCATOR'S REVENUE GROWTH HAS BEEN SLOWING AND MERCATOR CONTINUES TO BE UNPROFITABLE - WILL THIS NEGATIVELY IMPACT ASCENTIAL'S BUSINESS MODEL?

     We do not expect it to negatively impact our business model. Mercator's customers recognize that they have excellent products that support mission critical applications. By combining Mercator's products with Ascential's, the combination creates a comprehensive offering which will enhance the combined company's ability to win new business. We also expect significant cross-selling opportunities within the combined client base of over 3,000 customers worldwide.

     Additionally, we expect that significant cost synergies will make this combination accretive within 12 months of combined operations. We also plan that the addition of Mercator to Ascential to accelerate our revenue growth and profitability.

14. ARE YOU OVERPAYING FOR MERCATOR GIVEN ITS SHARE PRICE AND PERFORMANCE? HOW DOES THE REVENUE MULTIPLE FOR THIS TRANSACTION COMPARE WITH OTHER RECENT TRANSACTIONS?

     We are paying a reasonable and fair price in expectation of receiving:

          o    talented and highly skilled employees with deep domain expertise
          o    a loyal base of 1,100 customers
          o    an ongoing revenue stream
          o    enlarged sales and services operation
          o    an expanded partner ecosystem
          o excellent transaction-oriented data transformation and routing technology that is a natural complement to Ascential's product offerings

     Based on the purchase price of approximately $106 million and Mercator's trailing 12 months revenue of approximately $103 million, the implied revenue multiplier is 1.03. Based on our analyses, and the fairness opinion rendered to our board, this is very much in line with comparable transactions in our markets.


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15.  HOW MUCH REVENUE DO YOU EXPECT THIS WILL ADD TO ASCENTIAL IN 2004?

     We currently expect approximately $90 million to $100 million of additional revenue in 2004. The key here is that the combination creates a broader offering that we expect, in its totality, will drive more visibility and therefore more business for our company. So the combination is expected to enhance the overall revenue picture rather than only adding incremental revenue from incremental product components. Of course, if the IT spending environment ultimately improves, we believe our type of integration solution, the data-centric type, will accelerate in demand and we will be positioned to greatly benefit from that acceleration.

16. CAN YOU QUANTIFY THE COST SAVINGS YOU EXPECT TO ACHIEVE WITH THE ACQUISITION AND OVER WHAT TIME FRAME?

     Cost savings are expected to be in the range of $20 million largely realized within approximately the first 2 quarters of combined operations. While there would be some net dilution early in the process particularly in the first quarter of combined operations, we expect this acquisition to be accretive within the first year following completion. We anticipate that cost synergies will come from eliminating overlapping functions, facilities and programs, as well as additional productivity from a larger operating infrastructure.

17.  ARE REVENUE SYNERGIES NEEDED TO MAKE IT ACCRETIVE?

     We are planning on revenue synergies from cross-selling into both customer bases. However, we expect the acquisition to be accretive even without revenue synergies, as the leverage opportunities in the combined infrastructure are significant.

18. DO YOU PLAN TO INTEGRATE MERCATOR'S BUSINESS, PRODUCTS AND OPERATIONS WITH ASCENTIAL'S, OR WILL MERCATOR OPERATE AS A SUBSIDIARY?

     Following the closing of the transaction we plan to immediately integrate all Mercator's functions into Ascential as a single combined company with one vision and one mission.

19.  WHAT WERE ASCENTIAL'S AND MERCATOR'S REVENUE AND EARNINGS FOR 2002?

     Ascential's revenues in 2002 were approximately $113 million and Mercator's revenues in 2002 were approximately $112 million. Ascential's Q1 2003 and Q2 2003 revenues were approximately $35 million and $40 million, respectively, and Mercator's were approximately $23 million and $22 million, respectively. The acquisition creates the largest independent enterprise data integration software company with current annualized revenues of approximately $250 million, based on Ascential's and Mercator's combined Q2 2003 revenues.


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PRODUCT PLANS AND STRATEGY

20.  WHAT IS THE INTEGRATION SOFTWARE PRODUCT OFFERING FROM MERCATOR?

     Mercator's core integration technology, Mercator Inside Integrator(TM) 6.7, features a Solutions-oriented Architecture(TM) which easily and seamlessly automates high-volume, complex transactions. Mercator's core technology leverages standards such as SWIFT, EDI and HIPAA to enable key integration requirements for the financial services, healthcare, manufacturing, retail, and distribution industries.

21.  DO ASCENTIAL'S AND MERCATOR'S OFFERINGS OVERLAP?

     Ascential and Mercator's products do not overlap. Mercator's data integration offerings, which are designed to transform and route data in high-performance, transactional environments, complement Ascential's established data integration offerings primarily deployed in analytical, business intelligence and data warehousing environments. As a result, the combination is designed to deliver the full spectrum of transactional, operational, and analytical data integration requirements.

22.  WILL ASCENTIAL CONTINUE TO SUPPORT AND ENHANCE THE MERCATOR PRODUCTS?

     Our plan is to continue to support and enhance the Mercator products. Both companies have a strong, collaborative customer product management and development organizations and processes. Customer feedback on our mutual products will help guide us towards making future decisions about our product offerings that best suit the needs of our joint customers and partners. Additionally both Ascential and Mercator's customers are expected to benefit from the combined company's increased size and scale and enlarged global sales, support, and services operation.

23.  WILL ANY OF MERCATOR'S OR ASCENTIAL'S PRODUCTS BE DISCONTINUED?

     No products are planned to be discontinued at this time.

24. WHAT IS THE PRODUCT ROADMAP FOR INTEGRATING MERCATOR AND ASCENTIAL'S TECHNOLOGIES?

     Ascential plans to continue to actively develop, market, sell and support Mercator's products. Additionally, Ascential and Mercator's products will be able to interoperate following the acquisition through Ascential's Real-time Integration (RTI) Services. With this capability, Mercator's customers have immediate access to Ascential's data quality and data transformation capabilities. Ascential's customers have immediate access to Mercator's event management and support for industry specific data formats including SWIFT, HIPAA, EDI, and J2C adaptors. New customers are expected to benefit from a complete data integration product set that provides the


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     full spectrum of transactional, operational, and analytical data integration requirements, able to accommodate virtually any and all data sources, targets, volumes or latency.

     The transaction also supports Ascential's strategic vision of evolving its product set capabilities into a unified enterprise data integration platform, easily deployed as a set of service-oriented data integration services.

25.  WHAT IS THE PRODUCT BRANDING AND NAMING STRATEGY?

     We currently plan to retain product names as they are. The combined company will retain the Ascential company brand identity.

26.  HOW DOES THIS STRATEGY DIFFER FROM THE STRATEGY YOUR COMPETITORS?

     Ascential's strategy is markedly different from the broad spectrum of current integration competitors. Ascential is 100% focused on enterprise data integration, rather than analytics and business intelligence tools, or EAI, per se. Ascential's open and standards-based data integration offerings do not impose proprietary technologies and hand coding issues on customers.

     Our strategy, as well as our capabilities today, is to make data integration pervasive throughout an enterprise and enable customers to straightforwardly and productively embed broad data integration functionality, including data quality and complex data transformation logic, anytime and in-line within their business processes, and to do so spanning across transactional, operational and analytical environments regardless of data sources, targets, volumes or latency.

     This data-centric orientation has been the key strategy behind our growth and competitive differentiation. Our offerings, as well as our strategy and vision and capacity to execute, are well-differentiated in our markets.


CUSTOMERS AND PARTNERS

27. FROM A CUSTOMER STANDPOINT, WHY IS THE COMBINATION OF THESE TWO TECHNOLOGIES IMPORTANT?

     A typical enterprise has multiple data integration requirements across its entire IT infrastructure, and is looking to utilize a smaller number of strategic vendors to better leverage its internal skill sets and software investments. This was the market opportunity Ascential originally perceived. Combining with Mercator provides a significant competitive advantage when competing in situations where prospects are seeking to standardize on a single-vendor, single solution for their complete enterprise data integration requirements.


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     The combined company is uniquely positioned to address the complete spectrum of high performance data integration challenges commonplace in transaction, enterprise and analytical application scenarios. This is a result of Mercator's data integration offerings, which are designed to transform and route data in transactional environments, being perfectly complementary with Ascential's established data integration offerings which are primarily deployed in analytical and data warehousing environments.

     By creating the most accurate and reliable consolidated reference data that synchronizes key customer, product, or supplier information across all business systems and partner interactions in real-time, our customers benefit from greater business visibility and reliable, consistent, and actionable information across the enterprise.

28.  HOW WILL I RECEIVE SUPPORT ON MY MERCATOR PRODUCTS GOING FORWARD?

     Our plan is that all Mercator customers will continue to receive uninterrupted support under their current agreements and should continue to use their existing Mercator contacts for customer service related issues.

29.  WHO ARE THE JOINT CUSTOMERS?

     Ascential has more than 2,200 and Mercator has more than 1,100 customers. This combination strengthens our presence in key vertical markets such as Financial Services, Manufacturing, Healthcare, Technology, and Retail. Mercator and Ascential have joint customers in each of these industry sectors including: AB AMRO Bank, AIG, Boeing, General Motors and Pfizer.

30. HOW WILL MUTUAL ASCENTIAL AND MERCATOR CUSTOMERS AND PARTNERS BENEFIT FROM THIS ACQUISITION?

     o Mercator customers and partners are expected to benefit from Ascential Software's infinitely scalable suite of data profiling, data quality, transformation and meta data management products

     o Ascential customers and partners are expected to benefit from Mercator's vertical industry standard adaptors, industry-ready solutions, transaction-oriented data transformation and routing capabilities, and technology and vertical market domain expertise

     o The combined company's customers and partners are expected to benefit from superior value and ROI through:


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          |X|  Reduced risk, cost and complexity from a single-vendor,
               single-solution approach that supports the full spectrum of transactional, operational, and analytical data integration requirements

          |X| Continued stream of innovative new products resulting from the accumulation of talent and resources from a strategic vendor with long-term staying power and R&D investment capacity

          |X| Ability to deploy large scale mission critical data integration solutions backed by expanded global sales, service and support operations

     o Both companies are currently focused on growing partner-influenced and embedded license revenue, and we plan to continue this vital component of our strategy following the acquisition. Mercator's 2002 partner influenced license revenue grew to approximately 46%, from approximately 27% in 2001. Ascential's Q2 2003 partner influenced license revenue was approximately 50%.

          The combined company's strategic partnerships include technology vendors such as IBM, BEA, HP, SAP, Lawson Software, Oracle, PeopleSoft, Microsoft, Business Objects, Hyperion, Cognos and Sun Microsystems; and systems integrators such as Accenture, BearingPoint, Cap Gemini, Deloitte Consulting, EDS, CSC and IBM Business Consulting. This acquisition is expected to strengthen Ascential's relationships with all of these partners, especially Ascential's partnership with the IBM Software Group and their broad spectrum of complementary on-demand integration capabilities.

          Our combined company enables a more comprehensive and complete solution on top of our product set and integrates with other integration and business intelligence offerings as part of a partner's end-to-end offering.

          We are committed to supporting its partners with the companies' combined offerings and an explicit focus on partner-oriented sales, marketing, training and support.

31.  WILL THIS TRANSACTION IMPACT YOUR RELATIONSHIP WITH IBM PARTNERSHIP?

     We believe that our IBM relationship will be positively impacted and enhanced. Ascential has active development and marketing relationships with IBM Software Group, Business Consulting and Global Services. In fact, the increased critical mass of the combined company around data integration and transformation is expected to strengthen our ability to add value to the Data Management and Business Integration initiatives of IBM.

     Mercator brings a longstanding relationship with IBM's WebSphere brand incorporating WebSphere MQ in its solutions as well as continuing relationships with IBM Global Services. We believe that our combined company now adds even more


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     value to IBM's delivery of customer solutions. Additionally, we expect to continue leveraging IBM's messaging and business process technologies.

32.  HOW DO YOU EXPECT EAI VENDORS TO REACT TO THIS TRANSACTION?

     EAI vendors are realizing the change in focus toward more data integration functionality and performance. Our capabilities interoperate well with the offerings of the EAI community, and this is important to customers as they are anxious to leverage their existing investments.

     In our experience, customers recognize that Ascential's data integration capabilities are entirely complementary, using industry standards, with vendors providing business process, application and enterprise information integration.

     Ascential will ensure interoperability with customers' investments in IBM WebSphere, TIBCO, and SeeBeyond integration platforms, among others, for the purpose of augmenting them with comprehensive data integration capabilities.

EMPLOYEES

33. HOW MANY EMPLOYEES DO MERCATOR AND ASCENTIAL HAVE, AND HOW MANY WILL JOIN ASCENTIAL?

     Ascential and Mercator currently employ 620 and 420 people respectively. Mercator's operations will be fully integrated into their respective Ascential functions. The combined company will have more than 900 employees.

34. WILL THERE BE LAYOFFS AFTER THE TRANSACTION IS COMPLETED? IF SO, IN WHAT AREAS?

     Unfortunately, we expect there to be a reduction of personnel where duplicate functions are not justified. We expect this to be primarily in the administrative areas.

35. WHAT ROLES WILL THE MERCATOR SENIOR MANAGEMENT TEAM PLAY IN THE COMBINED COMPANY?

     Several management members of Mercator's engineering, sales, marketing, professional services, and support operations will be joining Ascential's team. Ascential's executive management team remains in place.

36.  WHO IS HEADING UP THE INTEGRATION EFFORT AND WHEN WILL IT BEGIN?

     Peter Gyenes is the executive in charge of the integration program. Greg O'Brien from Mercator will work with Peter and manage the integration process. The senior managers in each functional area will direct the integration of their counterpart organizations. It will begin when appropriate pursuant to regulatory approvals and completion of the tender offer.


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37.  WHAT WILL HAPPEN TO MERCATOR'S FACILITIES IN WILTON, CT, BOCA RATON, FL,
     RESTON, VA, AND LONDON, UK?

     o We plan to phase out of the Wilton CT facility over the next two to three quarters as we transition those operations to Ascential's headquarters in Westborough, MA. Mercator's Boca Raton, FL facility will remain as a development and services center, and the Reston, VA, facility will remain as a center for product development, product management and marketing.

     o The Ascential UK subsidiary field operation is in Bedfont, and the Ascential UK R&D team is in Milton Keynes. The teams in the UK will evaluate what combination of these and Mercator's London facilities makes the most sense given local logistics and productivity priorities.

     o Field operations around the world will be combined into common offices as soon as practicable.

38. WHAT CHARGES WILL YOU TAKE AS A RESULT OF THE TRANSACTION? WHEN WILL YOU TAKE THEM?

     We anticipate that cash charges primarily for closing facilities, severance and transaction related costs will be approximately $30 million and will be mostly taken in the quarter in which the acquisition closes. Non-cash charges for in-process R&D as is common in purchase transactions will be determined as soon as practicable after the close of the transaction and will be recorded at that time.

SALES MODEL

39.  DOES THIS INCREASE ASCENTIAL'S POTENTIAL DEAL SIZE? IF SO, HOW?

     Yes - we expect this transaction to have a positive impact on Ascential's average deal size. Ascential's customers are increasingly looking for a broader enterprise data integration vendor to provide them with one choice and one voice through which to deal with all of their data integration challenges.

     By addressing these challenges with a single suite, containing complementary technologies and services, Ascential can offer significantly more value to its customers, resulting in larger average deal sizes and many cross selling opportunities.

40.  WHO SELLS WHAT PRODUCTS?

     Once the companies are combined, our plan is that Mercator and Ascential sales teams will remain focused on their existing selling missions through the end of 2003, and will work collaboratively on cross-selling and up-selling opportunities. We plan


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     to integrate the sales teams at the beginning of 2004. Together, the combined company will have about 90-100 quota account executives worldwide.












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MERCATOR EMPLOYEES

41.  WHAT HAPPENS TO MY INSURANCE AND 401(K) BENEFITS?

     We are evaluating all benefit plans. Following a transition period after the transaction closes, we plan to transition all employees to Ascential's benefit plans, which we expect generally are very comparable to Mercator's plans.

     Specifically regarding your 401(k) plan, we expect that your 401(k) will terminate immediately prior to the closing of the tender offer, and that unvested balances for active participants will vest immediately. Employees will then be able to roll their balances into Ascential's plan.

42.  WHAT WILL HAPPEN TO MY EMPLOYEE STOCK OPTIONS?

     Your stock options will roll over at an exchange rate equal to the offer price ($3.00) divided by the average of (1) the average of the Ascential stock price for the twenty trading days prior to five days preceding the announcement of the transaction and (2) the average of the Ascential stock price for the twenty trading days prior to five days preceding the closing of the transaction.

     Upon completion of the transaction, unless you have a specific agreement to the contrary, your outstanding unvested stock options will accelerate one year and the accelerated options will become immediately exercisable.

43.  WHAT IS ASCENTIAL'S STOCK OPTION POLICY?

     Ascential's stock option award program recognizes employees who have demonstrated a consistently excellent level of performance and from whom we expect continuing high achievement. Each year, generally in the third quarter, we conduct an Employee Stock Focal, granting stock options to eligible employees. Ascential generally awards stock options to newly hired employees.

44.  WHAT WILL HAPPEN TO THE ESPP?

     We expect the final purchase period of the Mercator 1997 Employee Stock Purchase Plan to end immediately prior to the closing of the transaction. Following the closing of the transaction, participants will not have rights to purchase Mercator shares under the Plan.

45. WILL ASCENTIAL RECOGNIZE MY MERCATOR SERVICE FOR BENEFITS PURPOSES AT ASCENTIAL?

     Yes, we will recognize Mercator's employees' length of service.


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46.  IF I AM IN A VISA IMMIGRATION PROCESS, WHAT IMPACT WILL THIS HAVE?

     We do not anticipate any disruption in your current immigration status. We will be scheduling a meeting with each employee currently on a visa.

47.  WHEN IS THE TRANSACTION SCHEDULED TO CLOSE?

     We expect to promptly commence a cash tender offer for the outstanding shares of Mercator stock for $3.00 per share, which will be subject to certain conditions, as will be described in the offer to purchase, letter of transmittal and related documents. The tender offer is expected to close by the end of the third quarter, barring unforeseen circumstances.

48.  HOW CAN I OBTAIN MORE INFORMATION?

     As Ascential and Mercator employees, please email with questions to evolution@ascential.com, or contact management or your Human Resources team. For all other interested parties, please send email to questions@ascential.com.


This document contains forward-looking statements, as well as a number of assumptions about future events and are subject to important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, benefits of the proposed transaction; customer and partner reaction to the combination and benefits to customers and partners; improvements in market position; benefits to employees; benefits to shareholders; effects on the business of the combined company; new product capabilities; impact on Ascential's business model; 2004 revenue expectations; cost savings and time frame thereof; synergies of the combined businesses; integration plans; integrated product offerings; support and enhancement of Mercator products; product discontinuation; product roadmap to integrate technologies; impact on IBM partnership; reaction of EAI vendors; size of employee base; employee layoffs; timing and logistics of integration effort; maintenance of facilities; impact on average deal size; effect on employee benefits and stock options; Ascential's stock option policy; impact on immigration matters; timing of transaction consummation; expected synergies attained through the combination; revenues and earnings expected following the acquisition; the ability to retain customers and maintain revenue streams; cross-selling opportunities; market reach and leadership; visibility and strategic importance of the combined company; expected financial leverage and benefits; partner influenced license revenue; the functionality, characteristics, quality and performance capabilities of each company's products and technology; results achievable and benefits attainable through deployment of each company's products; customer requirements and expectations; and return on IT investment. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the acquisition may not be completed; the closing of the acquisition may be delayed; required regulatory approvals may not be granted; shareholders may not tender their shares or vote in favor of a merger; the businesses may not be successfully integrated or the transition may require substantial time; the integration may involve unexpected costs; both businesses may suffer as a result of uncertainty surrounding the transaction; key employees may depart the company following the acquisition; customers of each business may not adopt technology of the other business; as well as other factors, such as, the ability of Ascential Software to expand its market share; growth rates for the enterprise data integration software market; general business conditions in the software industry, the technology sector, and in the domestic and international economies; rapid technological change in the markets served by Ascential Software; dependence on international operations; global and geopolitical instability; and difficulties that Ascential Software may experience integrating technologies, operations and personnel of completed or future acquisitions. For a detailed discussion of these and other cautionary statements, please refer to the filings made by Ascential Software with the Securities and Exchange Commission, including, without limitation, the most recent Quarterly Report on Form 10-Q. Ascential Software disclaims any

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intent or obligation to update any forward-looking statements made herein to reflect any change in Ascential Software's expectations with regard thereto or any change in events, conditions, or circumstances on which such statements are based.

If a tender offer is commenced, any Offer to Purchase will be sent to all Mercator stockholders. This document will contain important information and should be read by stockholders. A tender offer statement on Schedule TO, which will include the Offer to Purchase and other exhibits, will be filed with the Securities and Exchange Commission. All documents filed with the SEC can be examined for free at the SEC web site (HTTP://WWW.SEC.GOV.). They are also available without charge by calling the Investor Relations department at
508.366.3888 or by sending a written request to that department at Investor Relations, Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

(C) 2003 Ascential Software Corporation. All rights reserved. Ascential is a trademark of Ascential Software Corporation or its affiliates and may be registered in the United States or other jurisdictions. Other marks are the property of the owners of those marks.



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